BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

14 February 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 14 February 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date



News release

Embargoed until 0700hrs 14 February 2005

BAA announces property joint venture with Morley Fund Management

BAA, the world's leading airport company, announces the creation of a 50:50 property joint venture with Morley Fund Management (Morley). BAA will inject certain commercial property assets into the joint venture, the Airport Property Partnership (APP), which the transaction values at £801m and will receive gross cash proceeds of £575m. These proceeds will be used to develop BAA's airport interests in the UK and overseas. This announcement follows our statement on 13 January 2005.

Mike Clasper, Chief Executive of BAA said,
"Property is a core part of BAA's business. This transaction will enable us to take advantage of a wider range of future aviation related property opportunities, drawing on the skills and resources brought by our new partner, Morley Fund Management. At the same time, we are crystallising value for our shareholders when the commercial property market is buoyant. We are also unlocking £575m in cash which will give BAA greater flexibility to develop its well established business strategy."

The assets in the joint venture are primarily cargo warehouses and offices at BAA's airports. As at 31 March 2004, the assets had a net book value of £628m, of which the vast majority were carried at market value at that date, and the profit before tax directly attributable to these assets for the year ended March 2004 was £37m. The gross cash proceeds received by BAA of £575m on completion represents £225m from the sale of equity and £350m from the raising of non-recourse indebtedness in the joint venture.

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com





BAA Lynton Management Limited (Lynton), a wholly owned subsidiary of BAA, will provide asset management and development services to APP. Our partner, Morley, will be the fund manager.

Rationale and benefits

- The transaction is an extension to BAA's property strategy as it will allow growth based on selective acquisitions, disposals and development of property at UK airports without the requirement for further capital investment from BAA.
- Morley will provide complementary fund management, financial, and strategic skills to those already contained within Lynton, ensuring that performance is optimised from the assets within the joint venture.
- Lynton, which is contracted to be asset manager to the joint venture (for which it will be entitled to management, development and performance enhanced fees), will remain a wholly owned subsidiary of BAA. This will ensure that BAA is able to continue to draw upon Lynton's property asset management and development expertise.
- The cash proceeds of £575m will give BAA greater flexibility to take advantage of opportunities to develop its airport business in line with current strategy.
- The transaction enables BAA to realise proceeds from its property assets following a period when the value of these assets has risen substantially.

Further financial information

- Debt raised within APP (£350m drawn at inception) will be non-recourse to BAA.
- As at 31 March 2004, £331m of the assets now designated for APP were within the regulated business. For the year ending 31 March 2004, the profit before tax directly attributable to these properties was £23m.
- The inclusion of certain assets (with a total value of approximately £52m) within APP is subject to third party consents. Some or all of these assets may ultimately be excluded from the transaction.



- Investments by BAA and Morley in Airport Property Partnership:

BAA		Equity stake in APP
Injects property valued at:	£801m	
Receives cash of:	(£575.5m)	
Net investment	**£225.5m**	**50%**
Morley		Equity stake in APP
Purchase of equity:	£225.5m	
Net investment	**£225.5m**	**50%**
BAA will receive the cash amount of £575.5m through the sale of an equity stake in APP to Morley (£225.5m) and through non-recourse debt (£350m).		

General information

- The transaction is subject only to the transfer of the assets into the partnership and the completion of the proposed debt financing.
- Under the terms of an existing agreement, the Airports Industrial Limited Partnership (AILP) has a right of pre-emption over certain properties being transferred to the joint venture. AILP has indicated to BAA that it does not intend to exercise its right of pre-emption.
- The transaction is expected to complete before 31 March 2005.
- BAA's sole financial adviser was Rothschild.

For further information on BAA plc see www.baa.com

- Ends -


BAA

Notes to Editors

BAA plc

BAA plc, is the world's leading airport company. BAA owns seven UK airports, Heathrow, Gatwick, Stansted, Edinburgh, Glasgow, Aberdeen and Southampton, which served over 140 million passengers in 2004.

BAA also has interests in 11 international airports and owns and operates World Duty Free, Heathrow Express and BAA Lynton.

Morley Fund Management

Morley Fund Management (Morley) is a wholly owned, independently managed UK institutional asset management business of Aviva plc, the world's fifth largest insurance group and the largest in the UK with over £240bn of assets managed worldwide. Morley had approximately £129 billion under management as at 31 December 2004.

Morley Property manages £15bn of UK and European property through 80 personnel (60 investment professionals). Morley won the Property Fund Manager of the Year award at the Property Week awards (April 2004).